February 21, 2006

Via EDGAR Transmission (with hard copy via courier)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny, Esq.

Re:	Serena Software, Inc.
Schedule TO-I
Filed February 2, 2006
File No. 005-58055

Mr. Duchovny:

On behalf of Serena Software, Inc. (“Serena” or the “Company”), we have set forth below a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated February 17, 2006 with respect to the above-referenced filing. For your convenience, the text of the Staff’s comment is set forth below in bold and italics, followed by the response.

We represent the special committee of the board of directors of the Company. To the extent the response relates to information concerning any other entities or persons, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Schedule TO-I

1. We note your response to comment 3. In this regard, please tell us how many option holders would receive the minimum $500 payment for their securities instead of the aggregate differential between the merger consideration and the option exercise price. We may have further comment.

The Company supplementally advises the Staff that, based on the Company’s outstanding options and employees as of February 17, 2006, 25 employees would be entitled to receive the $500 minimum payment in the tender offer. This represents approximately 5.7% of the employees holding options which are subject to the tender offer.

*        *        *

The Company has acknowledged to Wilson Sonsini Goodrich & Rosati, Professional Corporation, that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Please direct any questions or comments regarding these filings to the undersigned at (650) 849-3421.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Todd Cleary Todd Cleary

cc:	Larry Sonsini, Esq.

John Fore, Esq.

Richard Capelouto, Esq.

Stewart L. McDowell, Esq.